UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Sotera Health Co.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

83601L 102

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83601L 102	Page 2 of 11

1.	Names of Reporting Persons GTCR INVESTMENT XI LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 123,038,253 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 49,215,301
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 123,038,253
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 43.4% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)	As more fully described in Item 4 of this Amendment No. 2 to Schedule 13G, the GTCR Investors are party to a Stockholders Agreement with the Warburg Pincus Investors and certain other holders of Common Stock of the Issuer. The GTCR Investors, together with the Warburg Pincus Investors, hold an aggregate total of 123,038,253 shares of Common Stock of the Issuer (approximately 43.4% of the outstanding shares of Common Stock of the Issuer), of which 73,822,952 shares of Common Stock are publicly reported as being owned by the Warburg Pincus Investors in such entities’ Form 4, filed with the U.S. Securities and Exchange Commission (“Commission”) September 9, 2024. Although the GTCR Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the Warburg Pincus Investors as a result of the Stockholders Agreement, each GTCR Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such GTCR Reporting Person. The percentages used herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2)	Calculated based on 283,214,342 shares of Common Stock outstanding as of July 29, 2024 as reported on the Issuer’s final prospectus reported on Form 424B7, filed on September 5, 2024.

CUSIP No. 83601L 102	Page 3 of 11

1.	Names of Reporting Persons GTCR FUND XI/A LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 123,038,253 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 39,061,101
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 123,038,253
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 43.4% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	As more fully described in Item 4 of this Amendment No. 2 to Schedule 13G, the GTCR Investors are party to a Stockholders Agreement with the Warburg Pincus Investors and certain other holders of Common Stock of the Issuer. The GTCR Investors, together with the Warburg Pincus Investors, hold an aggregate total of 123,038,253 shares of Common Stock of the Issuer (approximately 43.4% of the outstanding shares of Common Stock of the Issuer), of which 73,822,952 shares of Common Stock are publicly reported as being owned by the Warburg Pincus Investors in such entities’ Form 4, filed with the Commission September 9, 2024. Although the GTCR Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the Warburg Pincus Investors as a result of the Stockholders Agreement, each GTCR Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such GTCR Reporting Person. The percentages used herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.
(2)	Calculated based on 283,214,342 shares of Common Stock outstanding as of July 29, 2024 as reported on the Issuer’s final prospectus reported on Form 424B7, filed on September 5, 2024.

CUSIP No. 83601L 102	Page 4 of 11

1.	Names of Reporting Persons GTCR FUND XI/C LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 123,038,253 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,841,141
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 123,038,253
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 43.4% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	As more fully described in Item 4 of this Amendment No. 2 to Schedule 13G, the GTCR Investors are party to a Stockholders Agreement with the Warburg Pincus Investors and certain other holders of Common Stock of the Issuer. The GTCR Investors, together with the Warburg Pincus Investors, hold an aggregate total of 123,038,253 shares of Common Stock of the Issuer (approximately 43.4% of the outstanding shares of Common Stock of the Issuer), of which 73,822,952 shares of Common Stock are publicly reported as being owned by the Warburg Pincus Investors in such entities’ Form 4, filed with the Commission September 9, 2024. Although the GTCR Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the Warburg Pincus Investors as a result of the Stockholders Agreement, each GTCR Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such GTCR Reporting Person. The percentages used herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2)	Calculated based on 283,214,342 shares of Common Stock outstanding as of July 29, 2024 as reported on the Issuer’s final prospectus reported on Form 424B7, filed on September 5, 2024.

CUSIP No. 83601L 102	Page 5 of 11

1.	Names of Reporting Persons GTCR CO-INVEST XI LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 123,038,253 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 313,059
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 123,038,253
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 43.4% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	As more fully described in Item 4 of this Amendment No. 2 to Schedule 13G, the GTCR Investors are party to a Stockholders Agreement with the Warburg Pincus Investors and certain other holders of Common Stock of the Issuer. The GTCR Investors, together with the Warburg Pincus Investors, hold an aggregate total of 123,038,253 shares of Common Stock of the Issuer (approximately 43.4% of the outstanding shares of Common Stock of the Issuer), of which 73,822,952 shares of Common Stock are publicly reported as being owned by the Warburg Pincus Investors in such entities’ Form 4, filed with the Commission September 9, 2024. Although the GTCR Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the Warburg Pincus Investors as a result of the Stockholders Agreement, each GTCR Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such GTCR Reporting Person. The percentages used herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2)	Calculated based on 283,214,342 shares of Common Stock outstanding as of July 29, 2024 as reported on the Issuer’s final prospectus reported on Form 424B7, filed on September 5, 2024.

CUSIP No. 83601L 102	Page 6 of 11

1.	Names of Reporting Persons GTCR PARTNERS XI/A&C LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 123,038,253 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 48,902,242
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 123,038,253
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 43.4% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	As more fully described in Item 4 of this Amendment No. 2 to Schedule 13G, the GTCR Investors are party to a Stockholders Agreement with the Warburg Pincus Investors and certain other holders of Common Stock of the Issuer. The GTCR Investors, together with the Warburg Pincus Investors, hold an aggregate total of 123,038,253 shares of Common Stock of the Issuer (approximately 43.4% of the outstanding shares of Common Stock of the Issuer), of which 73,822,952 shares of Common Stock are publicly reported as being owned by the Warburg Pincus Investors in such entities’ Form 4, filed with the Commission September 9, 2024. Although the GTCR Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the Warburg Pincus Investors as a result of the Stockholders Agreement, each GTCR Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such GTCR Reporting Person. The percentages used herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2)	Calculated based on 283,214,342 shares of Common Stock outstanding as of July 29, 2024 as reported on the Issuer’s final prospectus reported on Form 424B7, filed on September 5, 2024.

CUSIP No. 83601L 102	Page 7 of 11

Item 1(a).	Name of Issuer

The name of the issuer is Sotera Health Co. (the “Issuer”).

Item 1(b).	Address of the Issuer’s Principal Executive Offices

The Company’s principal executive offices are located at 9100 South Hills Blvd, Suite 300, Broadview Heights, OH, 44147.

Item 2(a)/(b)/(c).	Names of Persons Filing

This Amendment No. 2 to Schedule 13G is being filed jointly by (i) GTCR Fund XI/A LP, a Delaware limited partnership (“Fund XI/A”), (ii) GTCR Fund XI/C LP, a Delaware limited partnership (“Fund XI/C”), (iii) GTCR Co-Invest XI LP, a Delaware limited partnership (“Co-Invest XI”, and together with Fund XI/A and Fund XI/C, the “GTCR XI Funds or GTCR Investors”), (iv) GTCR Partners XI/A&C LP, a Delaware limited partnership (“Partners XI/A&C”) and the general partner of each of Fund XI/A and Fund XI/C, and (v) GTCR Investment XI LLC, a Delaware limited liability company (“Investment XI”) and the general partner of Co-Invest XI and Partners XI/A&C. Investment XI is managed by a board of managers (the “GTCR Board of Managers”) consisting of Mark M. Anderson, Aaron D. Cohen, Sean L. Cunningham, David A Donnini, Constantine S. Mihas and Collin E. Roche, and no single person has voting or dispositive authority over the shares of Common Stock. The GTCR XI Funds, Partners XI/A&C and Investment XI are collectively referred to herein as the “GTCR Reporting Persons”.

The principal business address of each of the GTCR Reporting Persons is 300 North LaSalle Street, Suite 5600, Chicago, IL 60654.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2(e).	CUSIP Number

83601L 102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each GTCR Reporting Person and is incorporated herein by reference for each such GTCR Reporting Person.

On November 19, 2020, (i) the Issuer, (ii) Warburg Pincus Private Equity XI, L.P., Warburg Pincus Private Equity XI-B, L.P., Warburg Pincus Private Equity XI-C, L.P., WP XI Partners, L.P. and Bull Co-Invest, L.P. (collectively, the “Warburg Pincus Sponsors or Warburg Pincus Investors”), (iii) the GTCR XI Funds and (iv) certain other holders of Common Stock of the issuer (the “Other Investors”), entered into a Stockholders Agreement (the “Stockholders Agreement”). The Stockholders Agreement sets forth certain governance arrangements with respect to the Issuer, transfer restrictions on Other Investors and indemnification matters. Pursuant to the Stockholders Agreement, each of the Warburg Pincus Sponsors and the GTCR XI Funds has agreed to vote the shares of Common Stock of the Issuer that each holds of record in a certain manner on matters related to the election of certain directors appointed by the Warburg Pincus Sponsors and the GTCR XI Funds. The Warburg Pincus Sponsors and the GTCR XI Funds hold an aggregate total of 123,038,253 shares of Common Stock of the Issuer (approximately 43.4% of the outstanding shares of Common Stock of the Issuer), including 49,215,301 shares of Common Stock of the Issuer that are publicly reported as being owned by the GTCR XI Funds and 73,822,952 shares of Common Stock of the Issuer that are publicly reported as being owned by the Warburg Pincus Sponsors. The GTCR Reporting Persons are not entitled to any rights as a stockholder of the Issuer with respect to the shares of Common Stock of the Issuer beneficially owned by the Other Investors or the Warburg Pincus Sponsors except as expressly set forth in the Stockholders Agreement and the GTCR Reporting Persons do not have dispositive power over the Common Stock owned by the Warburg Pincus Sponsors. Each GTCR Reporting Person and each of the individual members of the GTCR Board of Managers expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by a GTCR Reporting Person. The number of shares of Common Stock of the Issuer owned by each GTCR Reporting Person as set forth in Rows 5 – 11 of their respective cover pages to this Schedule 13G does not reflect the aggregate shares of Common Stock of the Issuer owned by the Other Investors.

CUSIP No. 83601L 102	Page 8 of 11

The aggregate total of 73,822,952 shares of Common Stock of the Issuer indicated in this Amendment No. 2 to Schedule 13G as being beneficially owned by the Warburg Pincus Sponsors is derived from the Warburg Pincus Sponsors’ Form 4, filed with the Commission on September 9, 2024, and is not purported to be an accurate representation of the Warburg Pincus Sponsors’ beneficial ownership as of the date of this Amendment No. 2 to Schedule 13G. The Warburg Pincus Sponsors are responsible for reporting their beneficial ownership of shares of Common Stock of the Issuer on their own behalf, and the GTCR Reporting Persons disclaim responsibility for reporting the shares of Common Stock of the Issuer beneficially owned by the Warburg Pincus Sponsors.

The percentages used herein are calculated based on 283,214,342 shares of Common Stock outstanding as of July 29, 2024 as reported on the Issuer’s final prospectus reported on Form 424B7, filed on September 5, 2024.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

(1) The GTCR Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of the Exchange Act. The joint filing agreement among the GTCR Reporting Persons to file this Amendment No. 2 to Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act is incorporated by reference as Exhibit A.

CUSIP No. 83601L 102	Page 9 of 11

(2) Each GTCR Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the issuer owned of record by such GTCR Reporting Person.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

CUSIP No. 83601L 102	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

GTCR INVESTMENT XI LLC

/s/ Jeffrey Wright
Name: Jeffrey Wright
Title: Chief Legal Officer

GTCR FUND XI/A LP

/s/ Jeffrey Wright
Name: Jeffrey Wright
Title: Chief Legal Officer of GTCR Investment XI LLC, the general partner of GTCR Partners XI/A&C LP, the general partner of GTCR FUND XI/A LP

GTCR FUND XI/C LP

/s/ Jeffrey Wright
Name: Jeffrey Wright
Title: Chief Legal Officer of GTCR Investment XI LLC, the general partner of GTCR Partners XI/A&C LP, the general partner of GTCR FUND XI/C LP

GTCR CO-INVEST XI LP

/s/ Jeffrey Wright
Name: Jeffrey Wright
Title: Chief Legal Officer of GTCR Investment XI LLC, the general partner of GTCR CO-INVEST XI LP

GTCR PARTNERS XI/A&C LP

/s/ Jeffrey Wright
Name: Jeffrey Wright
Title: Chief Legal Officer of GTCR Investment XI LLC, the general partner of GTCR PARTNERS XI/A&C LP

CUSIP No. 83601L 102	Page 11 of 11

EXHIBIT LIST

Exhibit A	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.*

* Incorporated herein by reference to the Agreement of Joint Filing by GTCR Investment XI LLC, GTCR Fund XI/A LP, GTCR Fund XI/C LP, GTCR Co-Invest XI LP and GTCR Partners XI/A&C LP dated as of February 11, 2022, which was previously filed with the Commission as Exhibit A to Amendment No. 1 to Schedule 13G filed by GTCR Investment XI LLC, GTCR Fund XI/A LP, GTCR Fund XI/C LP, GTCR Co-Invest XI LP and GTCR Partners XI/A&C LP on February 11, 2022 with respect to the shares of common stock of Sotera Health Co.